Mail Stop 3561								September 19,
2005

Via U.S. Mail and Fax (713-533-9396)

Cheryl L. Dotson
Chief Financial Officer
CALYPSO WIRELESS, INC
5753 N.W. 158 Street
Miami, Florida 33014

Re:	CALYPSO WIRELESS, INC
	Form 10-KSB for the year ended December 31, 2004
      Filed May 06, 2005

      Forms 10-QSB for fiscal quarter ended March 31, 2005

	File No. 1-08497

Dear Ms. Dotson:

We have reviewed your supplemental response letter dated September 19, 2005 as well as your filing and have the following comment.
As
noted in our comment letter dated June 13, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 10-KSB for the year ended December 31, 2004

Item 8A. Controls and Procedures, page 14

1. We note your response to comment 3 in our letter dated June 13, 2005. We note that on September 12, 2005 you filed an Item 4.02 Form
8-K where you indicate that you will restate again your financial statements regarding your accounting for software costs and for equity instruments issued to non-employees. In this regard, take this fact into consideration when you file the amended 10-K with the restated financial statements.




Note 9 Restatements

2. We note your response to comment 4. Addressing paragraph 4 of SFAS 86, tell us in detail how you concluded that technical feasibility was achieved in 1999. In this regard, we note that you did not record any revenues for periods subsequent to the date that you concluded that technical feasibility was achieved.



Item 4.02 Form 8-K filed on September 12, 2005

3. Addressing EITF 96-18 tell us in detail how you determined the appropriate measurement date used to calculate the fair value of the equity instruments issued to non-employees.









*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Al
Rodriguez, Staff Accountant, at (202) 551-3370 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions. Please file your response letter on EDGAR.



							Sincerely,
							/s/ Carlos Pacho
							for Larry Spirgel
							Assistant Director




??

??

??

??

Cheryl L. Dotson
CALYPSO WIRELESS, INC
September 19, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE